Filed by Rice Energy Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No.: 001-36273

Date: June 27, 2017

The communication below was distributed to employees of Rice Energy Inc. on June 27, 2017.

Frequently Asked Questions

1.	What is the best estimate for the closing date? The deal is expected to close sometime in the 4th quarter of 2017 pending regulatory approval, shareholder votes and other customary closing conditions. Some of these conditions are not within our control and include interaction with various governmental agencies, and as such we are unable to predict timing with any greater certainty at this time. Until the closing, we will continue to conduct business as usual and remain focused on achieving our 2017 goals.

2.	When will we know who is going to be asked to stay with EQT post-closing? We do not know what decisions EQT will make after the closing; however, protecting you has been at the forefront of our minds during this process, and we have negotiated for certain severance protections for you if you are included in any layoff on the closing or in the year following the closing. The next steps will involve a diligence process where EQT considers our employee base and EQT’s needs.

3.	Can Rice provide more detail on the 2017 bonus? Yes. If the closing date occurs prior to when bonuses would normally be paid (as is expected), those who participate in the bonus program would receive payment of 200% of their target bonus opportunity within seven days following the closing. In order to receive this payment, you must remain employed until immediately before the closing. However, please note that you will be required to repay the gross pre-tax amount of your 2017 bonus if, prior to the time 2017 bonuses would normally be paid, your employment is terminated by EQT for cause or you voluntarily terminate your employment. Any repayment may be implemented by (among other methods) reducing other amounts that EQT or its affiliates might owe you.

4.	Can Rice provide more detail regarding RSU treatment for both continuing employees and employees whose employment may terminate on the closing? Yes. If you remain employed by EQT following the closing, your Rice RSUs will be converted into EQT RSUs of equivalent value, subject to all the same vesting terms and conditions. If your employment is terminated by EQT on the closing date, all of your RSUs will vest and you will receive the same per share cash and equity consideration received by Rice shareholders for each RSU award that vests (subject to applicable withholding taxes). Please see Q/A 8 regarding treatment of equity awards upon certain qualifying terminations of employment in the first year following the closing date.

5.	Am I eligible to receive severance compensation if I leave or am terminated by Rice before closing? No. Potential severance benefits are for those employees who continue to provide services until at least the closing date. Should you voluntarily leave before closing, you will forfeit the opportunity to receive any severance-related compensation. Further, you will forfeit the opportunity to receive any severance-related compensation if you voluntarily terminate your employment following the closing, other than in connection with a relocation by more than 75 miles (as described below).

6.	Can EQT terminate me before the closing? No. Prior to closing, you will continue to be an atwill employee of Rice and all employment-related determinations prior to closing will be made by Rice.

7.	What will happen to my benefits / insurance if I remain employed by EQT after the closing? During the transition process over the next few months, the Rice and EQT Human Resources departments will be working together to develop a detailed explanation of your postclosing benefits / insurance.

8.	What happens if I continue employment with EQT and I am laid off, die or become disabled on the closing date or within a year after? Would I receive severance from EQT? If you sign a release, EQT would pay you severance upon a qualifying termination of employment that occurs upon closing or in the year following the closing. This severance includes cash, acceleration of RSU awards, and employer-supplemented benefits, described in more detail below:

a.	You would receive a cash severance payment equal to: (i) your annual base salary or annual hourly wage equivalent, plus (ii) your target annual bonus.

b.	You would also receive accelerated vesting of any then unvested EQT RSU awards that were granted to you to replace your Rice RSUs. See Q/A 4 regarding further information if you are terminated on the closing (rather than after the closing).

c.	EQT would provide you with the ability to continue participating in EQT’s health, dental and vision insurance plans at the active employee subsidized rate for up to 12 months following your termination. EQT would deduct from your cash severance an amount equal to the portion of the premiums you would have paid for you and your family to participate in EQT health, dental and vision plans had you remained actively employed, in order to alleviate making monthly payments. For example, if EQT paid $1,500 and you paid $500 per month for health insurance prior to termination, EQT would deduct $6,000 ($500 x 12) from your cash severance. Absent this severance benefit, you would be required to pay the full $2,000 per month ($24,000 for the 12-month, postemployment period). (NOTE: These figures are for illustration purposes only and do not represent actual costs.) Additionally, however, if you decide to continue to participate in EQT’s benefit plans for the remaining six months of the COBRA period after your separation (or, if earlier, beyond the date you are eligible to receive benefits through another employer), you would be required to pay the full cost of these benefits from that date forward.

9.	If I’m asked to work from a different location, would I still receive severance if I cannot or will not agree to move? If EQT asks you to move more than 75 miles to perform your job during the first year following closing and you decline the relocation, you will be eligible to receive the severance described in Q/A 8.

10.	Should I begin applying for open positions that I see on EQT’s website? No. You should not contact EQT about your employment or apply for EQT job opportunities via EQT’s website as there will be a separate process for Rice employees. We will communicate more details as they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice Energy Inc.’s (Rice) and EQT Corporation’s (EQT) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forwardlooking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of EQT to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of EQT and Rice and a Prospectus of EQT, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Rice and EQT will be submitted to Rice’s stockholders and EQT’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 152223111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.